Exhibit 99.1

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T + 44 (0) 20 7781 2000
T + 44 (0) 20 7781 1800
Press release
Simandou position – update
August 1, 2008
Rio Tinto has today received correspondence from the President of Guinea purporting to rescind the Simandou Mining Concession.
In conjunction with its partner in the project, International Finance Corporation, Rio Tinto is currently studying the issues raised in the correspondence.
Rio Tinto remains confident that its arrangements are in all respects in conformity with Guinean laws and that it has complied with its obligations.
Rio Tinto negotiated and executed the Simandou Mining Concession in full transparency with the Guinean government and is currently in discussion with relevant ministers with a view to resolving any issues.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349
Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

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Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309
David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk